The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT

On 8th July 2005, PCCW has confirmed to Mandarin its in-principle agreement (directly or through one or more of its subsidiaries) to provide the necessary financial resources to Mandarin (which will be provided on normal commercial terms or better) in order to enable Mandarin to repay all loans and performance bonds outstanding under the Facility Agreement on 29th July 2005 in accordance with the relevant terms of the Facility Agreement and to cancel any available facilities under the Facility Agreement on 29th July 2005 in accordance with the terms thereof.

As a result, Mandarin has on 8th July 2005 given a written notice of its intention to prepay the entire principal amount outstanding (together with accrued interest thereon) under the Facility Agreement including the amount of all performance bonds made available under the performance bond facility, and to cancel the whole of any available facilities under the Facility Agreement as at 29th July 2005.

Reference is made to the composite offer and response document despatched to the shareholders of the Company on 8th July 2005 ("composite offer document"). Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the composite offer document.

As disclosed in the composite offer document, Mandarin Communications Limited ("Mandarin") (a wholly-owned subsidiary of SUNDAY), SUNDAY and Huawei Tech. (an equipment provider to, and shareholder of, SUNDAY) entered into the Facility Agreement on 13th May 2004 and the Amendment and Restatement Agreement on 15th November 2004 for the provision of an equipment supply facility, a general facility and a 3G performance bond facility. As at 31st May 2005, the Group had total outstanding borrowings of HK$799,244,000, represented by HK$374,244,000 of equipment supply facility and HK$425,000,000 of general facility, and a performance bond of HK$210,746,000 provided to the Office of the Telecommunications Authority through drawdown of the 3G performance bond facility.

Under the terms of the Facility Agreement (as amended by the Amendment and Restatement Agreement) with Huawei Tech., the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as Directors involved in the management of SUNDAY other than by reason of death, disability, removal by shareholders or dismissal for cause may constitute an event of default unless a waiver to such term is granted by Huawei Tech.. Each of these individuals will resign as Directors with effect from the first closing date of the Offer, which is 29th July 2005. Failure to comply with this covenant may entitle Huawei Tech. to accelerate the maturity of the outstanding amounts under the Facility Agreement and, if not repaid, to exercise their security rights over substantially all of the Group's assets.

On 8th July 2005, PCCW has confirmed to Mandarin its in-principle agreement (directly or through one or more of its subsidiaries) to provide the necessary financial resources to Mandarin (which will be provided on normal commercial terms or better) in order to enable Mandarin to repay all loans and performance bonds outstanding under the Facility Agreement on 29th July 2005 in accordance with the relevant terms of the Facility Agreement and to cancel any available facilities under the Facility Agreement on 29th July 2005 in accordance with the terms thereof.

As a result, Mandarin has on 8th July 2005 given a written notice of its intention to prepay the entire principal amount outstanding (together with accrued interest thereon) under the Facility Agreement including the amount of all performance bonds made available under the performance bond facility, and to cancel the whole of any available facilities under the Facility Agreement as at 29th July 2005.

By order of the Board
SUNDAY Communications Limited
Raymond Wai Man Mak
Company Secretary

Hong Kong, 8th July 2005

As at the date of this announcement, the Board comprises:

Executive Directors:	Non-executive Directors:
Alexander Anthony Arena, Chairman	Kenneth Michael Katz
William Bruce Hicks, Group Managing Director	Hongqing Zheng
Tom Kee Sun Chan
Wing Wa Chan	Independent Non-executive Directors:
Edward Wai Sun Cheng	John William Crawford
Gary Ding Man Chow	Henry Michael Pearson Miles
Susanna Hon Hing Hui	Robert John Richard Owen
Marisa Yuen Man Kwok
Andrew Chun Keung Leung
Kuldeep Saran
Richard John Siemens

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to SUNDAY and/or its subsidiaries and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to SUNDAY and/or its subsidiaries have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to SUNDAY and/or its subsidiaries the omission of which would make any statements in this announcement relating to SUNDAY and/or its subsidiaries misleading.